Supplement dated November 3, 2020	Filed Pursuant to Rule 424(b)(5)
To prospectus supplement dated November 5, 2019	Registration No. 333-234523
(To prospectus dated November 5, 2019)

Up to $360,000,000

Common Stock

This supplement (this “supplement”) supplements the prospectus supplement, dated November 5, 2019 (the “prospectus supplement”), relating to the offer and sale of shares of common stock, par value $0.001 per share, of Community Healthcare Trust Incorporated (the “Company”) from time to time through the sales agents named therein or directly to the sales agents, acting as principals. This supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus, dated November 5, 2019, both of which are to be delivered with this supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus supplement. Except as set forth in this supplement, the prospectus supplement remains unchanged.

This supplement is being filed to reflect the execution of Amendment No. 1, dated November 3, 2020 (the “Amendment”), to the Amended and Restated Sales Agency Agreement, dated November 5, 2019 (as amended to the date hereof, the “Sales Agreement”), by and among the Company and Piper Sandler & Co. (f/k/a Sandler O’Neill & Partners, L.P.), Evercore Group L.L.C., Truist Securities, Inc. (f/k/a SunTrust Robinson Humphrey, Inc.), Fifth Third Securities, Inc. and Janney Montgomery Scott LLC. Pursuant to the Amendment, Regions Securities LLC and Robert W. Baird & Co. Incorporated were added as additional sales agents under the Sales Agreement. Accordingly, each reference to the term “Agent” or “Agents” in the prospectus supplement is hereby amended to include Regions Securities LLC and Robert W. Baird & Co. Incorporated and each reference to the term “Sales Agreement” in the prospectus supplement is hereby amended to refer to the Sales Agreement, as amended by the Amendment.

As of the date of this supplement, we have sold 4,637,831 shares of our common stock under the Sales Agreement for gross proceeds of approximately $198 million, leaving approximately $162 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

Offers and sales, if any, of the shares of our common stock pursuant to this supplement, the prospectus supplement and the accompanying prospectus will be at market prices prevailing at the time of sale by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including without limitation sales made directly on the New York Stock Exchange (“NYSE”), on any other existing trading market our common stock or to or through a market maker, or such other sales as shall be agreed by the Company and the applicable Agent in writing, and will be made by only one Agent on any given day. Each Agent will be entitled to compensation not to exceed 2% of the gross sales price of all shares of our common stock sold through it as agent under the Sales Agreement. In connection with the sale of shares of common stock on our behalf, the Agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation of the Agents may be deemed to be underwriting discounts or commissions. The net proceeds we receive from the sale of the shares of common stock to which this supplement, the prospectus supplement and accompanying prospectus relate will be the gross proceeds received from such sales less the commissions or discounts and any other costs we may incur in issuing the shares of our common stock. See “Plan of Distribution” beginning on page S-5 of the prospectus supplement for further information.

Our common stock is listed on the NYSE under the symbol “CHCT.” On November 2, 2020, the last reported sale price for our common stock as reported on the NYSE was $46.98 per share.

We are organized and conduct our operations to maintain our qualifications as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. To assist us in maintaining our qualification as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value or number, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Common Stock—Restrictions on Ownership and Transfer” beginning on page 8 in the accompanying prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and the risk factors described under the heading “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as well as additional risks that may be described in future reports or information that we file with the Securities and Exchange Commission (the “SEC”), including our Quarterly Reports on Form 10-Q, which are incorporated by reference in this supplement, the prospectus supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this supplement, the prospectus supplement or the accompanying prospectus is accurate, truthful or complete. Any representation to the contrary is a criminal offense.

Piper Sandler	Evercore ISI	Truist Securities

Regions Securities LLC	Fifth Third Securities	Janney Montgomery Scott

Baird

The date of this supplement is November 3, 2020